

November 22, 2013

<u>Via Facsimile</u>
Clay Newton
Principal Financial Officer
FX Energy, Inc.
3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106

      Re: FX Energy, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 14, 2013
              Response Letter Dated October 8, 2013
              File No. 001-35012

Dear Mr. Newton:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Reserve Volumes and Values, page 28

1.   Based on your response to comment 6 in our letter dated September 26, 2013, please revise your disclosure to clarify the use of a combination of probabilistic and deterministic methods in the calculation of your proved reserves.

Notes to the Consolidated Financial Statements

Note 8 – Income Taxes, page F-18

2.   Your response to comment 12 in our letter dated September 26, 2013 includes an effective tax rate reconciliation to be presented in future filings. Please note that this

reconciliation should provide captions that enable a financial statement user to understand the nature of each reconciling item. It does not appear that the adjustments for permanent and temporary differences adequately explain the nature of the related reconciling items. Please revise. Refer to FASB ASC 740-10-50-12.

Exhibit 99.02

3.   Further to comment 18 in our letter dated September 26, 2013, please tell us if the proved reserves and PV-10 as presented in the reserves report dated February 11, 2013 and incorporated into the filing on Form 10-K for the fiscal year ended December 31, 2012 comply with all applicable SEC requirements or if the report and Form 10-K will be amended to present revised estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director